UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Settlement of the Xinjiang Deyuan Lawsuits

As previously disclosed, Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”), an indirect wholly owned subsidiary of China Biologic Products Holdings, Inc. (the “Company”), had filed lawsuits against Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) and its controlling shareholder in the Beijing Third Intermediate People’s Court and the Beijing Chaoyang People’s Court, in relation to disputes under the strategic cooperation agreement (the “Cooperation Agreement”) entered into in August 2015 among Guizhou Taibang, Xinjiang Deyuan and its controlling shareholder (as supplemented by a supplementary agreement entered into in August 2018).

In the lawsuits, Guizhou Taibang had demanded Xinjiang Deyuan to repay the principal amount and interests under certain loan (the “Loan”) lent to it by Guizhou Taibang in connection with the Cooperation Agreement, to further perform Xinjiang Deyuan’s obligations under the Cooperation Agreement, to pay related penalties, and to compensate the losses of Guizhou Taibang due to Xinjiang Deyuan’s breach of the Cooperation Agreement, among other things.

On December 28, 2020, Guizhou Taibang, Xinjiang Deyuan and its controlling shareholder entered into settlement agreements to settle the lawsuits. Pursuant to the settlement agreements, Xinjiang Deyuan shall pay to Guizhou Taibang an aggregate amount of approximately RMB300 million, consisting of the repayment of all the outstanding principal amount and interests under the Loan, the return of certain prepaid purchase price for source plasma, and the compensation for termination of contract. After the full payment of such amount by Xinjiang Deyuan to Guizhou Taibang, the Cooperation Agreement will terminate.

Departure of a Director

As previously disclosed, the Company, PW Medtech Group Limited (“PWM”) and Biomedical Treasure Limited (“Biomedical Treasure”) entered into an assignment and amendment agreement (the “PWM IRA Assignment Agreement”) on October 26, 2020 for PWM to assign its rights and obligations under the investor rights agreement between the Company and PWM to Biomedical Treasure in connection with the sale by PWM to Biomedical Treasure of 3,750,000 ordinary shares of the Company (the “PWM Share Sale”). Under the PWM IRA Assignment Agreement, PWM agreed to cause Ms. Yue’e Zhang to resign as a director from the board of directors of the Company with effect from the closing of the PWM Share Sale. On January 6, 2021, the PWM Share Sale was consummated and Ms. Yue’e Zhang delivered her resignation letter to the board of directors of the Company, effective immediately. Ms. Yue’e Zhang also informed the Company that her resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Safe Harbor Statement

This Form 6-K may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 6-K. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.
Date:	January 7, 2021	By:	/s/ Joseph Chow
			Name:	Joseph Chow
			Title:	Chairman of the Board of Directors